

May 2, 2013

Trayne S. Wheeler, Esquire
K & L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts   02111

Re: Eaton Vance Floating-Rate Income Plus Fund
File Numbers 333-187767;   811-22821

Dear Mr. Wheeler:

We have reviewed the registration statement on Form N-2 for Eaton Vance Floating-Rate Income Plus Fund (the "Fund") filed with the Commission on April 5, 2013. We have the following comments:

Prospectus Cover Page

1. The Fund's name contains the word "Plus." Please explain what that term is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

Prospectus Summary

Investment Objectives and Policies

2. The Fund "will invest substantial portions of its assets in below investment-grade instruments with speculative characteristics." Please disclose that they are commonly described as "junk" bonds. Please disclose that they are "junk" the first time they are referenced.

Leverage

3. The Fund intends to use financial leveraging through the issuance of Variable Rate Term Preferred Shares ("VRTP Shares") and through borrowings and other instruments. Please disclose that the Fund will comply with all applicable asset coverage restrictions and that the Fund will segregate assets equal to the amounts required by the Investment Company Act of 1940 ("1940 Act").   Also, if there are no limits, other than the provisions of the 1940 Act, to the Fund's use of leverage, please disclose this and any attendant risks.

4. The prospectus states that the Fund may purchase or sell derivative instruments for investment purposes." Please be more specific in the disclosure regarding derivatives, including but not limited to, any percentage limitation on the use of derivatives. This comment also applies to the section titled "Derivatives risk." *See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Investment Company Institute, to Kerrie McMillan, "Derivatives-Related Disclosures by Investment Companies" (July 30, 2010).*

Distributions

5. The prospectus states that the Fund intends to make monthly distributions of net investment income and annual distributions of any net short-term capital gain and any net capital gain. Please disclose that as a shareholder's basis in the securities is lowered, it may subject a shareholder to taxes upon the sale of securities, even if the securities are sold at a price lower than the initial purchase price.

Special Risk Considerations

6. The prospectus states that the Fund may invest in lower rated investments (junk bonds). Given that there is a risk in investing in lower rated investments, please disclose earlier in the prospectus the anticipated percentage of investments in junk securities.

7. In the section titled "Anti-takeover provisions," please briefly disclose how the anti-takeover provisions that may limit the ability of other persons or entities to acquire control of the Fund or to change the composition of the Board of Trustees.

Summary of Fund Expenses

8. The prospectus states that the Fund's investments in derivatives will be counted towards the satisfaction of the Fund's 80% policy. Please disclose in the summary that the advisory fee is based on managed assets, and whether the notional value of derivative contracts is included in the fee calculation. If so, please explain to us how you intend to value derivatives for purposes of the 80% test and whether it is consistent with section 15 of the 1940 Act.

9. In footnote (2), Eaton Vance has agreed to pay a marketing and structuring fee to an, as yet, an undisclosed entity. Please ensure that the services obtained for the Fund by this fee are fully disclosed in the prospectus. Please inform the staff when the agreement will be filed.

Also, please explain how shareholders will be made aware that any additional underwriting compensation will be paid by Eaton Vance.

10. The prospectus shows the Fund's expenses assuming no leverage. However, in the section titled "Leverage risk" the prospectus states that the Fund currently intends to issue VRTP Shares shortly after completion of this offering." Given that the Fund and Adviser anticipates the use of leverage, please inform the staff why the fee table shows a section which assumes no leverage. Please explain why this would be helpful to shareholders and why it would not cause confusion. Also, please confirm that any VRTP issuance expense that will ultimately be paid by common shareholders is appropriately included in the fee table.

11. Disclosure on page 13 states that the Fund may also invest, subject to the limitations of the 1940 Act, in the securities of other investment companies. Unless the Fund anticipates that the indirect expenses from such investments will be less than one basis point, please add a caption for acquired fund fees and expenses ("AFFE"). In the event the AFFE incurred exceeds 0.01% of the average net assets of the Fund, please confirm that these fees and expenses will be included in the fee table.

12. Footnote (5) states that total assets of the Fund shall mean total assets, including assets acquired with leverage. Please add to this footnote appropriate disclosure that managed assets includes the issuance of VRTP Shares. In addition, please inform the staff whether managed assets also include the notional value of derivative instruments. Please inform the staff whether the issuance of VRTP Shares is included in the Fund's calculation of its advisory fee. Also, please inform the staff whether the advisory contract will provide that the notional amount of the derivatives will be included in the calculation of the advisory fee. We may have further comments.

13. The Fund anticipates issuing VRTP Shares after completion of this offering. Please disclose the relationship of the preferred shareholders that purchase these shares and the common shareholders, including a discussion of preferences and fee allocations.

Primary Investment Policies

14. The prospectus states that the Fund will limit total economic leverage from the use of derivatives for investment purposes, VRTP Shares and borrowings to 50% of its total assets. Please clarify this disclosure.

<u>Effects of Leverage</u>

15. The prospectus states that the Fund will add leverage to its portfolio upon the completion of the initial public offering of the Fund's common shares. The disclosure does not address whether the Fund will use leveraging only in the short term. If the Fund intends to use leveraging only in the short term, please disclose this and add why it may not be beneficial to its shareholders.

<u>Distributions</u>

16. The prospectus states in this section that the distributions in any year may include a return of capital component. Please expand this disclosure in this section to explain the consequences of return of capital.

<u>Anti-Takeover Provisions in the Declaration of Trust</u>

17. The prospectus states that the declaration of trust includes certain anti-takeover provisions. Please disclose that the Fund will not opt in to the control share acquisition provisions of the state statute given that the staff has taken the position that anti-takeover provisions are inconsistent with section 18(i) of the 1940 Act. *See Boulder Total Return Fund, Inc. no action letter (November 15, 2010).*

General Comments

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statements, each should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel